Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 8 DATED OCTOBER 6, 2014
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 28, 2014, Supplement No. 4 dated August 19, 2014, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 5 dated August 25, 2014, Supplement No. 6 dated September 3, 2014 and Supplement No. 7 dated September 16, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of September 2014;
(3)	information regarding the share redemption limit;
(4)	a potential indirect change of control for our advisor, dealer manager and sponsor; and
(5)	recent real property investments.
OPERATING INFORMAITON
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of September 2014, we accepted investors’ subscriptions for, and issued, a total of 460,411 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $7.9 million, consisting of 445,919 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $7.6 million, and 14,493 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $248,000. As of September 30, 2014, we had accepted investors’ subscriptions for, and issued, approximately 7.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $126.5 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of September 2014 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
September 2, 2014	$17.09	$17.05	$17.13
September 3, 2014	$17.09	$17.04	$17.13
September 4, 2014	$17.09	$17.04	$17.13
September 5, 2014	$17.09	$17.04	$17.13
September 8, 2014	$17.09	$17.04	$17.12
September 9, 2014	$17.09	$17.04	$17.12
September 10, 2014	$17.09	$17.04	$17.12
September 11, 2014	$17.09	$17.04	$17.12
September 12, 2014	$17.09	$17.04	$17.12
September 15, 2014	$17.09	$17.04	$17.12
September 16, 2014	$17.09	$17.04	$17.12
September 17, 2014	$17.09	$17.04	$17.12
September 18, 2014	$17.09	$17.04	$17.12
September 19, 2014	$17.10	$17.06	$17.14
September 22, 2014	$17.10	$17.05	$17.14
September 23, 2014	$17.10	$17.05	$17.14
September 24, 2014	$17.10	$17.05	$17.14
September 25, 2014	$17.10	$17.05	$17.14
September 26, 2014	$17.10	$17.05	$17.14
September 29, 2014	$17.10	$17.05	$17.14
September 30, 2014	$17.10	$17.05	$17.14
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” beginning on page 93 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of September 30, 2014, our NAV was $126,899,673. As of October 1, 2014, the redemption limit for the quarter ending December 31, 2014 was 10% of our NAV as of September 30, 2014. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of September 30, 2014 has not been reduced below 10% of our NAV as of September 30, 2014.

PROSPECTUS UPDATES
Potential Indirect Change of Control for Our Advisor, Dealer Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager and sponsor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
American Realty Capital Properties, Inc. (“ARCP”) entered into a definitive agreement (the “RCAP Agreement”), dated as of September 30, 2014, with RCS Capital Corporation (“RCAP”) pursuant to which RCAP will acquire Cole Capital®, our sponsor. The acquisition would include our external advisor, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, and our dealer manager, Cole Capital Corporation. Despite the indirect change of control that would occur for our advisor, dealer manager and sponsor upon consummation of the transaction contemplated by the RCAP Agreement, such entities are expected to continue to serve in their respective capacities to us following the transaction.
Additionally, the parties entered into a strategic arrangement by which an indirect wholly-owned subsidiary of ARCP will act as sub-advisor (the “Sub-advisor”) to the non-traded real estate investment trusts sponsored by Cole Capital® (the “Managed Funds”), including us, and acquire and property manage real estate assets for the Managed Funds. As set forth in the RCAP Agreement, the Sub-advisor and RCAP (by way of its ownership of the Company’s advisor) will equally share the acquisition expense reimbursement and advisory fees and expenses currently provided pursuant to our advisory agreement. In addition, the Sub-advisor will receive a portion of any disposition and incentive fees that may later become due to RCAP for advising us. The Sub-advisor will also receive all acquisition expense reimbursements for property acquisitions under any purchase and sale agreement or letter of intent executed on or prior to September 30, 2014. All fees and expenses payable to RCAP or the Sub-advisor under the sub-advisory arrangement will be limited to the total amounts payable to our advisor under the advisory agreement, which will not change as a result of this arrangement. The completion of the transaction contemplated by the RCAP Agreement is subject to various closing conditions.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 84 of the prospectus.
As of September 30, 2014, we, through separate wholly-owned limited liability companies and limited partnerships, owned 71 properties located in 26 states, consisting of approximately 1.7 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We acquired 14 properties between September 1, 2014 and September 30, 2014 for an aggregate purchase price of approximately $62.2 million, consisting of approximately 624,000 gross rentable square feet.

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